Exhibit 7.1

Tenaris – Liquid financial assets over total assets

Thousands of U.S. Dollars	December 31, 2014	December 31, 2013
Cash and cash equivalents	417,645	614,529
Other investments (current)	1,838,379	1,227,330

Liquid financial assets	2,256,024	1,841,859
Total assets	16,510,678	15,930,970

Ratio	13.7%	11.6%

Tenaris – Total Liabilities to Total Assets Ratio

Thousands of U.S. Dollars	December 31, 2014	December 31, 2013	December 31, 2012
Total liabilities	3,704,364	3,461,104	4,459,951
Total Assets	16,510,678	15,930,970	15,959,543

Ratio	0.22	0.22	0.28

Tenaris – Current borrowings to total borrowings

Thousands of U.S. Dollars	December 31, 2014	December 31, 2013
Current Borrowings	968,407	684,717
Total Borrowings	999,240	930,935

Ratio	0.97	0.74